                                  SCHEDULE 13D
                                 (Rule 13D-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                 BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC.
                                (Name of Issuer)

                    Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                  10947N 10 4
                                 (CUSIP Number)

                               Brian R. Blackmarr
                                 4433 Belclaire
                              Dallas, Texas 75205
                                 (214) 528-0440
     ---------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 22, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 10947N 10 4                  13D                   PAGE 2 OF 10 PAGES

--------------------------------------------------------------------------------
1 Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Brian R. Blackmarr
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [x]
                                                                        (b) [ ]


--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     OO

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)  [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization      United States

--------------------------------------------------------------------------------
              Number of                7   Sole Voting Power
                                           -0-
                Shares
                                       -----------------------------------------
             Beneficially              8   Shared Voting Power
                                           774,646
               Owned by
                                      ------------------------------------------
                 Each                  9   Sole Dispositive Power
                                           -0-
              Reporting               ------------------------------------------
                                      10   Shared Dispositive Power
             Person With                   774,646

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person  790,030

--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)   10.4% *

--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)          IN

--------------------------------------------------------------------------------

* After giving effect to the exchange of 242,760 shares of Common Stock for non-voting Restricted Common Stock by certain other shareholders.

CUSIP NO. 10947N 10 4                  13D                   PAGE 3 OF 10 PAGES

--------------------------------------------------------------------------------
1 Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Edith A. Blackmarr
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)  [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization      United States

--------------------------------------------------------------------------------
              Number of                7   Sole Voting Power
                                           15,384
                Shares
                                      ------------------------------------------
             Beneficially              8   Shared Voting Power
                                           774,646
               Owned by
                                      -----------------------------------------
                 Each                  9   Sole Dispositive Power
                                           15,384
              Reporting               -----------------------------------------
                                      10   Shared Dispositive Power
             Person With                   774,646
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person   790,030


--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)    10.4% *

--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)   IN

--------------------------------------------------------------------------------

* After giving effect to the exchange of 242,760 shares of Common Stock for non-voting Restricted Common Stock by certain other shareholders.

CUSIP NO. 10947N 10 4                  13D                   PAGE 4 OF 10 PAGES

--------------------------------------------------------------------------------
1 Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     4433 Corporation
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)  [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization      Texas, United States

--------------------------------------------------------------------------------
              Number of                7   Sole Voting Power
                                           -0-
                Shares
                                      ------------------------------------------
             Beneficially              8   Shared Voting Power
                                           774,646
               Owned by
                                      ------------------------------------------
                 Each                  9   Sole Dispositive Power
                                           -0-
              Reporting               ------------------------------------------
                                      10   Shared Dispositive Power
             Person With                   774,646
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person   774,646

--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)    10.2% *

--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)   CO

--------------------------------------------------------------------------------

* After giving effect to the exchange of 242,760 shares of Common Stock for non-voting Restricted Common Stock by certain other shareholders.

CUSIP NO. 10947N 10 4                  13D                   PAGE 5 OF 10 PAGES

--------------------------------------------------------------------------------
1 Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Arrowanna, Ltd.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [x]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)
     OO

--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)  [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization      Texas, United States

--------------------------------------------------------------------------------
              Number of                7   Sole Voting Power
                                           774,646
                Shares
                                      ------------------------------------------
             Beneficially              8   Shared Voting Power
                                           -0-
               Owned by
                                      ------------------------------------------
                 Each                  9   Sole Dispositive Power
                                           774,646
              Reporting               ------------------------------------------
                                      10   Shared Dispositive Power
             Person With                   -0-
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person  774,646

--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)  10.2% *

--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)  PN

--------------------------------------------------------------------------------

* After giving effect to the exchange of 242,760 shares of Common Stock for non-voting Restricted Common Stock by certain other shareholders.

CUSIP NO. 10947N 10 4                  13D                   PAGE 6 OF 10 PAGES

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of the Common Stock, $.001 par value per share (the "Common Stock"), of BrightStar Information Technology Group, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 10375 Richmond Avenue, Suite 1620, Houston, Texas, 77042.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by Brian R. Blackmarr ("Mr. Blackmarr"), and his wife Edith Blackmarr ("Mrs. Blackmarr"), Arrowanna, Ltd, a Texas family limited partnership ("Arrowanna"), and 4433 Corporation, a Texas corporation. The foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".

         (b)  The residence address of Mr. Blackmarr and Mrs. Blackmarr is 4433
Belclaire, Dallas, Texas 75205.   The principal business address of Arrowanna
is 4433 Belclaire, Dallas, Texas 75205, and its principal business is managing its investments. The principal business address of 4433 Corporation is 4433 Belclaire, Dallas, Texas 75205, and its principal business is acting as the sole general partner of Arrowanna. Mr. and Mrs. Blackmarr are the only directors and the only executive officers of 4433 Corporation.

         (c) The present principal occupation of Mr. Blackmarr is serving as the President of Brian R. Blackmarr and Associates, Inc. The present principal occupation of Mrs. Blackmarr is managing her investments.

         (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

         (f) Both Mr. Blackmarr and Mrs. Blackmarr are citizens of the United States.

         Mr. Blackmarr is a 33 1/3% shareholder in 4433 Corporation, and Mrs. Blackmarr is a 66 2/3% shareholder in 4433 Corporation. 4433 Corporation is the sole general partner of Arrowanna.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the terms of the Agreement and Plan of Exchange dated December 18, 1997, by and among the Company and the holders of the capital stock of Brian R. Blackmarr and Associates, Inc., Mr. Blackmarr acquired 774,646 shares of Common Stock and certain cash consideration in exchange for all of his outstanding capital stock of Brian R. Blackmarr and Associates, Inc. No funds were borrowed by Mr. Blackmarr for the acquisition of such shares. These shares are "restricted securities," as such term is defined in Rule 144(a)(3) under the Securities Act of 1933. The acquisition of Brian R. Blackmarr and Associates, Inc. was part of a series of transactions in which the Company acquired, pursuant to separate acquisition agreements, several other companies. All of these acquisitions occurred contemporaneously with the closing of the initial public offering of the Common Stock of the

CUSIP NO. 10947N 10 4                  13D                   PAGE 7 OF 10 PAGES


Company. On April 27, 1998, Mr. Blackmarr transferred all 774,646 shares to Arrowanna, as allowed by the terms of both the Lock-up Agreement and Stock Transfer Restriction Agreement described in Item 6 below.

         Pursuant to the terms of the Agreement and Plan of Exchange dated December 15, 1998, by and among the Company, BIT Group Services, Inc., a Delaware corporation, and the holders of all of the outstanding capital stock of BIT Group Services, Inc. and giving effect to the dissolution and liquidation of BIT Investors, LLC, a Texas limited liability company ("BITI"), Mrs. Blackmarr acquired 15,384 shares of Common Stock and $50,000 in cash in exchange for all of her membership interest in BITI. No funds were borrowed by Mrs. Blackmarr for the acquisition of such shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the shares of Common Stock reported herein primarily for the purpose of investment. Although there is no present intention to do so, the Reporting Persons may decide to make additional purchases of Common Stock in the future either in the open market or in private transactions, subject to its evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other future developments.

         Depending upon the results of the reviews and the other factors mentioned above, the Reporting Persons, at any time, may decide to change their intention with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease or entirely dispose of its holdings of Common Stock, although the Reporting Persons currently have no intention to do so. However, the shares of Common Stock currently held by the Reporting Persons (i) may be resold publicly only following their effective registration under the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements of that Act, such as Rule 144 thereunder, and (ii) may only be transferred in accordance with the terms of both the Lock-up Agreement and Stock Transfer Restriction Agreement.

         Except as described in this Item 4, the Reporting Persons have not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of shares of Common Stock outstanding is 7,595,975. (After giving effect to the exchange of 242,760 shares of Common Stock for non-voting Restricted Common Stock by certain other shareholders.) Arrowanna currently owns 774,646 shares of Common Stock, representing 10.2% of all issued and outstanding shares of Common Stock and Mrs. Blackmarr currently owns 15,384 shares of Common Stock, representing .2% of all issued and outstanding shares of Common Stock. 4433 Corporation, as the sole general partner of Arrowanna, is also a beneficial owner of the 774,646 shares of Common Stock. Mr. Blackmarr and Mrs. Blackmarr are the only directors and executive officers of 4433 Corporation, and as such they are also beneficial owners of the 774,646 shares of Common Stock.

         (b) Arrowanna possesses the sole power to vote and the sole power to dispose of the 774,646 shares of Common Stock described in Item 5(a), above. 4433 Corporation, as the sole general partner of Arrowanna,

CUSIP NO. 10947N 10 4                  13D                   PAGE 8 OF 10 PAGES


possesses a shared power to direct the vote and a shared power to direct the disposition of the shares held by Arrowanna. Being the only directors and executive officers of 4433 Corporation, Mr. Blackmarr and Mrs. Blackmarr possess a shared power to direct the vote and a shared power to direct the disposition of the shares held by Arrowanna. Mrs. Blackmarr possesses the sole power to vote and the sole power to dispose of the 15,384 shares of Common Stock described in Item 5(a), above.

         (c) The 774,646 shares of Common Stock owned by Arrowanna were acquired by Mr. Blackmarr on April 22, 1998, upon closing of the Agreement and Exchange Agreement described in Item 3. The 774,646 shares of Common Stock were subsequently transferred to Arrowanna on April 27, 1998, as allowed by the terms of both the Lock-up Agreement and Stock Transfer Restriction Agreement described in Item 6 below.

         The 15,384 shares of Common Stock owned by Mrs. Blackmarr were acquired by her on April 22, 1998 giving effect to a certain share exchange and the liquidation of BITI described in Item 3.

         (d) No person other than the Reporting Persons is known to have the right to direct the receipt of dividends from, or the proceeds from the sale of, such securities beneficially owned by the Reporting Persons.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUERS.

         In connection with the initial public offering of the Company's Common Stock, Mr. Blackmarr entered into a Lock-up Agreement with CIBC Oppenheimer, as representative of the Company's underwriters, pursuant to which Mr. Blackmarr agreed not to dispose of any shares of the Company's Common Stock during the one year period immediately after April 16, 1998, without the prior approval of such underwriters, except for certain permitted transfers ("Permitted Transfers"). Permitted Transfers include gifts, transfers by will or the laws of descent and distribution, and transfers to a family limited partnership created for the benefit of Mr. Blackmarr's family; provided, in each case that the transferee agrees to be bound by all the terms of the Lock-up Agreement.
In connection with the transfer of the Common Stock to Arrowanna, Arrowanna entered into an Adoption Agreement pursuant to which Arrowanna agreed to bound by all the terms of the Lock-up Agreement.

         Mr. Blackmarr also entered into a Stock Transfer Restriction Agreement with the Company, pursuant to which Mr. Blackmarr agreed not to dispose of any shares of the Company's Common Stock during the 365 day period immediately after April 22, 1998, except for Permitted Transfers. In connection with the transfer of the Common Stock to Arrowanna, Arrowanna entered into an Adoption Agreement pursuant to which Arrowanna agreed to bound by all the terms of the Stock Transfer Restriction Agreement.

         Except for such agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, whether giving or withholding of proxies. None of the securities of the Company beneficially owned by the Reporting Persons are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

CUSIP NO. 10947N 10 4                  13D                   PAGE 9 OF 10 PAGES


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Agreement and Exchange Agreement dated December 18, 1997, by and among the Company and the holders of the capital stock of Brian R. Blackmarr and Associates, Inc., incorporated by reference to Exhibit 10.2 of BrightStar Information Technology Group, Inc.'s Registration Statement on Form S-1 (Registration No. 333-43209.)

         Exhibit 2        Lock-Up Letter dated April 15, 1998, by Brian R.
                          Blackmarr and for the benefit of CIBC Oppenheimer and the other underwriters.

         Exhibit 3 Stock Transfer Restriction Agreement dated April 22, 1998, by and among BrightStar Information Technology Group, Inc. and Brian R. Blackmarr.

         Exhibit 4 Adoption Agreement dated April 16, 1998, by Arrowanna, Ltd. and for the benefit of CIBC Oppenheimer and the other underwriters.

         Exhibit 5 Adoption Agreement dated April 20, 1998, by and among Arrowanna, Ltd. and BrightStar Information Technology Group, Inc.

         Exhibit 6        Joint Filing Agreement

CUSIP NO. 10947N 10 4                  13D                   PAGE 10 OF 10 PAGES

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 30, 1998




                                           /s/ Brian R. Blackmarr
                                           --------------------------------
                                           Brian R. Blackmarr